Exhibit 99.1

Genetic Technologies Limited ACN 009 212 328 Notice of General Meeting Venue: HWL Ebsworth Lawyers Level 26, 530 Collins Street Melbourne VIC 3000 Date: Thursday 26 September 2019 Time: Commencing at 10:30am (AEST)

Contents Page Key dates................................................................................................................................................. 1 Notice of General Meeting....................................................................................................................... 2 Proxy Appointment, Voting and Meeting Instructions ............................................................................. 4 Explanatory Statement ............................................................................................................................ 5 Key dates The key dates for the General Meeting (GM) are set out below. Event Last day for receipt of proxies General Meeting Date 10:30am on Tuesday 24 September 2019 10:30am on Thursday 26 September 2019 Proxy Forms received after 10:30am (AEST) on Tuesday 24 September 2019 will be disregarded. Your Vote The business of the GM affects your shareholding and your vote is important. To vote in person, attend the GM on the date and at the place set out above. To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form. Questions Shareholders are invited to contact the Company Secretary, Justyn Stedwell, on +61 419 797 305 if they have any questions regarding the GM. 1

Notice of General Meeting Notice is given that the General Meeting of Genetic Technologies Limited ACN 009 212 328 (GTG or Company) will be held at HWL Ebsworth Lawyers, Level 26, 530 Collins Street Melbourne VIC 3000 on Thursday 26 September 2019 commencing at 10:30am (AEST). The Explanatory Statement, which accompanies and forms part of this Notice, contains information to assist Shareholders to decide how to vote on the matters to be considered at the GM. Terms used in this Notice are defined in the Glossary. Agenda 1. Ordinary Resolutions Resolution 1 - Ratification of prior issue of Shares on 24 October 2018 under Listing Rule 7.1 To consider and if thought fit to pass, with or without amendment, the following resolution as an ordinary resolution: “That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue of 100,000,000 Shares at AUD$0.0135 per Share pursuant to Listing Rule 7.1 on 24 October 2018 by way of a placement on the terms and conditions set out in the Explanatory Statement.” Resolution 2 - Ratification of prior issue of Shares on 6 May 2019 under Listing Rule 7.1A To consider and if thought fit to pass, with or without amendment, the following resolution as an ordinary resolution: "That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given to the prior issue of 72,596,869 Shares at AUD$0.00676 per Share pursuant to Listing Rule 7.1A on 6 May 2019 by way of a placement on the terms and conditions set out in the Explanatory Statement." Resolution 3 - Ratification of prior issue of Shares and warrants on 23 May 2019 under Listing Rule 7.1 To consider and if thought fit to pass, with or without amendment, the following resolution as an ordinary resolution: “That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue of 117,527,318 Shares at USD$0.00533 per Share on 23 May 2019 and 88,145,4691 warrants issued at the same time for nil additional consideration pursuant to Listing Rule 7.1 by way of a placement on the terms and conditions set out in the Explanatory Statement.” 1 88,145,469 warrants convert into 88,145,469 Shares or 146,909 ADS. Each ADS represents 600 underlying Shares in the Company. 2

Resolution 4 - Ratification of prior issue of Shares and warrants on 23 May 2019 under Listing Rule 7.1A To consider and if thought fit to pass, with or without amendment, the following resolution as an ordinary resolution: "That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given to the prior issue of 103,894,132 Shares at USD$0.00533 on 23 May 2019 and 77,920,5812 warrants issued at the same time for nil additional consideration pursuant to Listing Rule 7.1A by way of a placement on the terms and conditions set out in the Explanatory Statement." Resolution 5 - Approval of Proposed Placement to retail and institutional investors of Aegis Credit Corp To consider and if thought fit to pass, with or without amendment, the following resolution as an ordinary resolution: "That for the purposes of Listing Rule 7.1 and for all other purposes, approval is given for the issue of up to 1.5 billion Shares to retail and institutional investors of Aegis Credit Corp on the terms and conditions set out in the Explanatory Statement." By order of the Board of Directors Justyn Stedwell Company Secretary 19 August 2019 2 77,920,581 warrants convert into 77,920,581 Shares or 129,868 ADS. Each ADS represents 600 underlying Shares in the Company. 3

Proxy Appointment, Voting and Meeting Instructions See attached proxy form. To be valid, properly completed forms must be received by the Company no later than 10:30am Australian Eastern Standard Time (AEST) on Tuesday 24 September 2019. 4

Explanatory Statement This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's General Meeting. The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company that is material to a decision on how to vote on the Resolutions in the accompanying Notice of General Meeting. This Explanatory Statement should be read in conjunction with the Notice of General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary. Capitalised terms defined within this Notice of General Meeting but which are not defined in the Glossary also apply within this Notice of General Meeting. ORDINARY RESOLUTIONS Resolution 1 & 3 – Ratification of prior issue of Shares on 24 October and 23 May 2019 under Listing Rule 7.1 Background On 24 October 2018, 100,000,000 Shares were issued to Kentgrove Capital Growth Fund under the Equity Placement Facility announced to the market on 8 August 2018 under Listing Rule 7.1 with the issue price of AUD$0.0135 per Share which is the subject of Resolution 1. A total of 221,421,450 Shares and 166,066,050 warrants were issued under a capital raising placement on 23 May 2019 to certain institutional investors of Aegis Capital Corp, under both Listing Rule 7.1 & 7.1A, which are the subject of Resolutions 3 & 4 of that total number of Shares and warrants, 117,527,318 Shares and 88,145,469 warrants were issued under Listing Rule 7.1, which is the subject of Resolution 3. Due to regulatory requirements of NASDAQ, the Company is required to maintain an ADS price of US$1.00 or more per ADS. Other than during the month of May 2019, where the price hit a high of US$1.38 per ADS, the ADS price has been below US$1.00 per ADS this calendar year, and closed at US$0.52 per ADS on 13 August 2019. Effective from 15 August 2019, the ratio of the number of Shares represented by each ADS has been changed from 150 Shares per ADS to 600 Shares per ADS. All other things being equal, this should increase the price per ADS by a factor of four times. Why approval is being sought under Listing Rule 7.4 Listing Rule 7.1 provides that a company must not, subject to the specified exceptions under Listing Rule 7.2, issue or agree to issue securities during any 12 month period in excess of 15% of the number of Ordinary Shares on issue at the commencement of that 12 month period, without shareholder approval. Listing Rule 7.4 sets out an exception to Listing Rule 7.1, by permitting the ratification of a previous issue of securities which was not made under a prescribed exception under ASX Listing Rule 7.2 or with prior shareholder approval, provided that the issue did not breach the 15% threshold set out in Listing Rule 7.1. If shareholders of a company approve the ratification of a previous issue of securities at a general meeting, those securities will be deemed to have been issued with shareholder approval for the purposes of Listing Rule 7.1. The effect of ratification in accordance with Listing Rule 7.4 is the reinstatement of the Company's maximum capacity to issue further securities up to 15% of the Shares on issue under Listing Rule 7.1, if required, in the next 12 months without requiring Shareholder approval. The Directors believe it is in the best interests of the Company that the Company maintain its ability to issue up to 15% of the issued capital of the Company under Listing Rule 7.1. 5

Information required to be provided to Shareholders under Listing Rule 7.5

In accordance with Listing Rule 7.5, which contains requirements as to the contents of a notice sent to Shareholders for the purposes of Listing Rule 7.4, the following information is provided to Shareholders in respect of Resolution 1 & 3:

	Aegis Capital Corp		**Kentgrove Capital Growth Fund**
	Information on issued Shares	**Information on issued warrants**	
The number of securities issued	117,527,318 Shares were issued.	*88,145,469* warrants[3] were issued.	100,000,000 Shares were issued.
The price at which the securities were issued	The issue price per Share was USD$0.00533.	The issue price per warrant is nil. The exercise price of each warrant to convert into an underlying Share is USD$0.00533 per Share.	The issue price per Share was AUD$0.0135.
The terms of the securities	The Shares issued rank equally with all other Shares currently on issue. The Shares were issued pursuant to a securities purchase agreement dated 22 May 2019 which contained comprehensive warranties, representations and indemnities as is customary for an issue of securities under US law by a "small cap" company quoted on NASDAQ. The securities purchase agreement also provides the institutional investors with pre-emptive rights to participate in further capital raisings for 12 months from the date of the securities purchase agreement.	The key terms[4] of the warrants are as follows: • issued for nil consideration; • exercisable at USD$0.00533 per Share; • expires 5 years from the date of issue (issued on 23 May 2019); and • the warrants are transferrable.	The Shares issued rank equally with all other Shares currently on issue.
The names of the persons to whom the entity issued the securities	The Shares were issued to institutional investors of Aegis Capital Corp.	The warrants were issued to institutional investors of Aegis Capital Corp.	The Shares were issued to Kentgrove Capital Growth Fund.

[3] 88,145,469 warrants convert into 88,145,469 Shares or 146,909 ADS. Each ADS represents 600 underlying Shares in the Company.

[4] The full terms of the warrants are available through the following link: https://www.gtglabs.com/investor-centre

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Voting exclusion statement The Company will disregard any votes cast in favour of this Resolution by any person who participated in the issue of Shares and warrants and any Associates of those persons. However, the Company will not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the Proxy Form to vote as the proxy decides. Recommendation For the reasons above, the Directors recommend that Shareholders vote in favour of Resolution 1 & 3. 7 The use of the funds raised The funds raised were used for general product, research and development, expansion in the People's Republic of China and funding the development of polygenic risk tests with TGen in the United States. The funds raised were used for general product, research and development, expansion in the People's Republic of China and funding the development of polygenic risk tests with TGen in the United States. The funds raised were for the working capital of the Company and for the purpose of facilitating the introduction and amongst others, the commercialisation of an enhanced breast cancer and new colon cancer screening test.

Resolution 2 & 4 – Ratification of prior issue of Shares on 6 May 2019 and 23 May 2019 under Listing Rule 7.1A

Background

On 6 May 2019, 72,596,869 Shares were issued to Kentgrove Capital Growth Fund under the Equity Placement Facility announced to the market on 8 August 2018. 72,596,869 Shares were issued under Listing Rule 7.1A with an issue price of AUD$0.00676 per Share.

As stated above, a total of 221,421,450 Shares and 166,066,050 warrants were issued under a capital raising placement on 23 May 2019 to certain institutional investors under both Listing Rule 7.1 & 7.1A. 103,894,132 Shares and 77,920,581 warrants were issued under Listing Rule 7.1A of that total number of Shares and warrants.

The Company sought and received shareholder approval under Listing Rule 7.1A at the 2018 annual general meeting to issue securities of up to an additional 10% of its issued capital by way of placements over a 12 month period, in addition to its ability to issue securities under Listing Rule 7.1.

Why approval is being sought under Listing Rule 7.4

ASX Listing Rule 7.1A provides that an eligible entity may seek shareholder approval by way of special resolution at its annual general meeting to allow it to issue equity securities up to 10% of its issued capital to be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2.

The Company is an eligible entity and obtained this approval at its annual general meeting on 29 November 2018 (**AGM**). Details of the purpose and effects of Listing Rule 7.1A and the increased placement capacity of the Company were set out in the Company's notice of AGM for that meeting.

The Company has issued Shares under Listing Rule 7.1A as stated above. Under Listing Rule 7.4, the Company can seek Shareholder ratification of an issue of securities made under Listing Rule 7.1A. If Shareholder ratification is given, the effect is to deem that the shares issued under 7.1A stated above were issued with Shareholder approval, meaning that, for 12 months from the date of 29 November 2018, the Board is again able to issue up to a further 10% of the issued capital without Shareholder approval, to be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2.

Information required to be provided to Shareholders under Listing Rule 7.5

In accordance with Listing Rule 7.5, which contains requirements as to the contents of a notice sent to Shareholders for the purposes of Listing Rule 7.4, the following information is provided to Shareholders in respect of Resolution 2 & 4:

	Aegis Capital Corp		**Kentgrove Capital Growth Fund**
	Information on issued Shares	**Information on issued warrants**	
The number of securities issued	103,894,132 Shares were issued.	77,920,581 warrants[5] were issued.	72,596,869 Shares were issued.
The price at which the securities were issued	The issue price per Share was USD$0.00533.	The issue price per warrant is nil. The exercise price of each warrant to convert into an underlying Share is USD$0.00533 per Share.	The issue price per Share was AUD$0.00676.

[5] 77,920,581 warrants convert into 77,920,581 Shares or 129,868 ADS. Each ADS represents 600 underlying Shares in the Company.

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currently on issue. USD$0.00533 per transferrable. Voting exclusion statement The Company will disregard any votes cast in favour of this Resolution by any person who participated in the issue of Shares and warrants and any Associates of those persons. However, the Company will not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the Proxy Form to vote as the proxy decides. Recommendation For the reasons above, the Directors recommend that Shareholders vote in favour of Resolution 2 & 4. 6 The full terms of the warrants are available through the following link: https://www.gtglabs.com/investor-centre 9 The terms of the securities The Shares issued rank equally with all other Shares currently on issue. The shares were issued pursuant to a securities purchase agreement dated 22 May 2019 which contained comprehensive warranties, representations and indemnities as is customary for an issue of securities under US law by a "small cap" company quoted on NASDAQ. The securities purchase agreement also provides the institutional investors with pre-emptive rights to participate in further capital raisings for 12 months from the date of the securities purchase agreement. The key terms6 of the warrants are as follows: • issued for nil consideration; • exercisable at Share; • expires 5 years from the date of issue (issued on 23 May 2019); and • the warrants are The Shares issued rank equally with all other Shares The names of the persons to whom the entity issued the securities The Shares were issued to institutional investors of Aegis Capital Corp. The warrants were issued to institutional investors of Aegis Capital Corp. The Shares were issued to Kentgrove Capital Growth Fund. The use of the funds raised The funds raised were used for general product, research and development, expansion in the People's Republic of China and funding the development of polygenic risk tests with TGen in the United States. The funds raised were used for general product, research and development, expansion in the People's Republic of China and funding the development of polygenic risk tests with TGen in the United States. The funds raised were for the working capital of the Company and for the purpose of facilitating the introduction and amongst others, the commercialisation of an enhanced breast cancer and new colon cancer screening test.

Resolution 5 – Approval of Proposed Placement to retail and institutional investors of Aegis Credit Corp Background Resolution 5 seeks Shareholder approval pursuant to Listing Rule 7.1 for the proposed placement, being the issue of up to 1.5 billion Shares to retail and institutional investors of Aegis Credit Corp to raise approximately USD$5 million (AUD$7.5 million) (Proposed Placement). The issue price per Share under the Proposed Placement will be determined by the Company in consultation with Aegis Capital Corp, but in any event the price will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of Shares under the Proposed Placement. There are currently plans for the Company to issue Shares under the Proposed Placement and shareholder approval is being sought for the issue of Shares under the Proposed Placement in order to provide the Company with flexibility to issue Shares in the future without diminishing the Company's placement capacity under Listing Rule 7.1. However, whether the Company will ultimately proceed with the Proposed Placement will depend on whether the market conditions are conducive to a capital raising. Information required by ASX Listing Rule 7.3 For the purposes of Listing Rule 7.3, the following information is provided in relation to Resolution 5: (a) Listing Rule 7.3.1: Formula for calculating the number of Shares to be issued under the Proposed Placement (i) Approval is being sought for the issue of up to 1.5 billion Shares at an issue price per Share to be determined by the Company in consultation with Aegis Capital Corp, but in any event the price will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of Shares under the Proposed Placement. (b) Listing Rule 7.3.2: The date for issuing the Shares under the Proposed Placement (i) The Shares issued under the Proposed Placement will be issued within three (3) months of the date of this General Meeting. (c) Listing Rule 7.3.3: The issue price of the Shares under the Proposed Placement (i) The issue price per Share under the Proposed Placement will be determined by the Company in consultation with Aegis Capital Corp, but in any event it will not be less than 80% of the volume weighted average price of Shares on ASX over the last 5 days on which sales in the Shares were recorded on ASX before the date of the issue of Shares under the Proposed Placement. (d) Listing Rule 7.3.4: The persons to whom the Company will issue the Shares under the Proposed Placement (i) The Shares under the Proposed Placement will be placed to retail and institutional investors of Aegis Credit Corp, the Company's placement agent in the United States. None of the prospective retail and institutional investors will be related parties (within the meaning of section 228 of the Corporations Act) of the Company. (e) Listing Rule 7.3.5: The terms of the Shares issued under the Proposed Placement (i) Each Share issued under the Proposed Placement will rank equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue. 10

(f) Listing Rule 7.3.6: The intended use of funds raised (i) The funds raised from the issue of Shares under the Proposed Placement will be used for general product, research and development, expansion in the People's Republic of China and funding the development of polygenic risk tests with TGen in the United States. (g) Listing Rule 7.3.7: The date for issuing the Shares under the Proposed Placement (i) As stated above, no issue date has yet been determined by the Company, the Shares under the Proposed Placement will be issued to retail investors and institutional investors of Aegis Capital Corp within three (3) months of the date of this General Meeting. Voting Exclusion Statement The Company will disregard any votes cast in favour of this Resolution by a person who is expected to participate in or who will obtain a benefit as a result of the proposed issue (except a benefit solely by reason of being a holder of Shares), and any Associates of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the Person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction of the Proxy Form to vote as the proxy decides. Directors’ recommendation For the reasons above, the Directors recommend that Shareholders vote in favour of Resolution 5. 11

Glossary In this Explanatory Statement, the following terms have the following meaning: ADS means American Depositary Share whereby 1 American Depositary Share equates to 600 fully paid ordinary shares in the capital of the Company ASIC Australian Securities & Investments Commission. Associate has the meaning given to it by Part 1.2 Division 2 of the Corporations Act. ASX The Australian Securities Exchange operated by ASX Limited. ASX Listing Rules means the Listing Rules of the ASX. Board or GTG Board Board of Directors of the Company. Chairman or Chair The chair of the Board. Company or GTG Genetic Technologies Limited ACN 009 212 328 Constitution means the constitution of the Company for the time being in force. Corporations Act Corporations Act 2001 (Cth). Director A director of the Company. General Meeting or Meeting or GM General meeting of Shareholders of the Company or any adjournment of it, convened by this Notice. Listing Rules The Listing Rules of ASX. NASDAQ means the National Association of Securities Dealers Automated Quotations operated by Nasdaq Inc Notice or Notice of General Meeting The notice of General Meeting, which accompanies Statement. this Explanatory Proxy Form The proxy form accompanying the Notice. Resolution A resolution set out in the Notice. Share Fully paid ordinary share in the capital of the Company. Shareholder A registered holder of a Share. 12